SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G/A
Information to Be Included in Statements Filed Pursuant
To Rule 13d-1(b) and (c) and Amendments Thereto
Filed Pursuant to Rule 13d-2(b)

PEMCO AVIATION GROUP, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

706444106
(CUSIP Number)

10/18/2000
(Date of Event Which Requires Filing of this Statement)



1. Names of Reporting Persons
   I.R.S. Identification Nos. of Above Persons (Entities Only)

          Hovan Capital Management, LLC, 68-0425303


2. Check the Appropriate Box if a Member of a Group
(a) [ ]
(b) [X]


3. SEC Use Only


4. Citizenship or Place of Organization

          California


Number of Shares                  5. Sole Voting Power             400,150

Beneficially Owned                6. Shared Voting Power             -0-

By Each Reporting                 7. Sole Dispositive Power        400,150

Person With                       8. Shared Dispositive Power        -0-


9. Aggregate Amount Beneficially Owned by Each Reporting Person

          400,150


10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares

          No Shares Excluded


11. Percent of Class Represented by Amount in Row 9

          9.9%


12. Type of Reporting Person

          IA


14. Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ X ]  Rule 13d-1(b)
[   ]  Rule 13d-1(c)
[   ]  Rule 13d-1(d)


Item 1(a). Name of Issuer:

          PEMCO AVIATION GROUP, INC.

Item 1(b). Address of Issuer's Principal Executive Offices:

          1943 North 50th Street, Birmingham, AL  35212


Item 2(a). Name of Person Filing:

          Hovan Capital Management, LLC


Item 2(b) Address or Principal Business Office or, if none, Residence:

          81 Beach Road, Belvedere, CA  94920


Item 2(c) Citizenship:

          California, United States


Item 2(d) Title of Class of Securities:

          Common Stock


Item 2(e) CUSIP No.:

          706444106


Item 3.

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

a. [   ] Broker or Dealer registered under Section 15 of the Act.
b. [   ] Bank as defined in Section 3(a)(6) of the Act
c. [   ] Insurance Company as defined in Section 3(a)(19) of the Act.
d. [   ] Investment company registered under Section 8 of the Investment
         Company Act of 1940
e. [ X ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
f. [   ] An employee benefit plan or endowment fund in accordance with
         Rule 13d-1(b)(1)(ii)(F);
g. [   ] A parent holding company or control person in accordance with
         Rule 13d-1(b)(1)(ii)(G);
h. [   ] A savings associations as defined in Section 3(b) of the Federal
         Deposit Insurance Act (12 U.S.C. 1813);
i. [   ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
j. [   ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


Item 4. Ownership

     a. Amount Beneficially Owned:   400,150 shares

     b. Percent of Class:    9.9%

     c. Number of shares as to which such person has:

          i. Sole power to vote or to direct the vote:   400,150

          ii. Shared power to vote or to direct the vote:    -0-

          iii. Sole power to dispose or to direct the disposition of: 400,150

          iv. Shared power to dispose or to direct the disposition of:   -0-


 Item 5.

     Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].


Item 6.

     Ownership of More than 5 Percent on Behalf of Another Person

          The securities as to which this Schedule is filed by HCM, in its capacity as investment adviser, are owned of record by clients of HCM. Those clients have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities. No such client is known to have such right or power with respect to more than five percent of this class of securities, except as follows:


          NONE


Item 7.

     Identification and Classification of the Subsidiary Which Acquired The Security Being Reported on By the Parent Holding Company or Control Person.

          Not Applicable


Item 8.

     Identification and Classification of Members of the Group

          Not Applicable. This schedule is not being filed pursuant to Rule 13d-1(b)(1)(ii)(J) or Rule 13d-1(c) or Rule 13d-1(d).


Item 9.

     Notice of Dissolution of Group.

          Not Applicable.


Item 10.

Certification.

a)The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

          "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect."


Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:     October 18, 2000
Signature: --//Kurt S. Hovan//--
Name:      Kurt S. Hovan
Title:     Managing Member of Hovan Capital Management, LLC